SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRAZIL’S ANTI-TRUST AGENCY APPROVES BRASKEM’S ACQUISITION OF THE IPIRANGA GROUP PETROCHEMICAL ASSETS

Favorable decision also includes the investment agreement between Braskem and Petrobras

São Paulo, Brazil, July 10, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces that Brazil’s antitrust authority CADE (Conselho Administrativo de Defesa Econômica) today gave the final approval to the acquisition of the petrochemical assets of the Ipiranga Group by Braskem and Petrobras. The only recommendation made by CADE was to adjust the clause regarding non-competition by the sellers, which is limited to the markets where they operated.

In the same decision, CADE also approved the investment agreement, whereby Petrobras transferred to Braskem its minority interests in Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia.

“This decision confirms the consolidated jurisprudence in previous CADE resolutions of considering the international market as the relevant market for the petrochemical industry”, says Bernardo Gradin, Braskem’s CEO. “The approval also marks the successful conclusion of an important stage in the process of consolidation and strengthening of the Brazilian petrochemical industry, which began in 2001 with the incorporation of Braskem, to increase the competitiveness of the production chain in the country’s plastic and petrochemical industries”.

The acquisition of Ipiranga and the investment agreement between Braskem and Petrobras had already received favorable opinion from the Secretariat for Economic Monitoring (SEAE - Secretaria de Acompanhamento Econômico), Secretariat of Economic Law (SDE - Secretaria de Direito Econômico), CADE Attorney’s Office and the Federal Attorney General’s Office.

With CADE’s decision, there are no more restrictions to the management and merger of the assets involved in the acquisition. Copesul and Ipiranga have already been integrated with Braskem and should be merged by the end of 2008. This will allow the Company to accelerate the gains from the already identified synergies, estimated at US$1.1 billion in net present net value.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 19 manufacturing plants located throughout Brazil, and has an annual production capacity of 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.